

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2011

James D. Wheat
Chief Financial Officer
Silicon Graphics International Corp.
46600 Landing Parkway
Fremont, CA 94538

> **Re:** **Silicon Graphics International Corp.**
> **Form 10-K for the Fiscal Year Ended June 25, 2010**
> **File No. 000-51333**

Dear Mr. Wheat:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief